Filed by Bowater Incorporated

Commission File No. 1-8712

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AbitibiBowater Inc.

Commission File No. 333-141428

Abitibi-Consolidated and Bowater Set Shareholder Vote

for Proposed Combination

MONTRÉAL, QUÉBEC and GREENVILLE, SOUTH CAROLINA, June 13, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) and Bowater Incorporated (NYSE: BOW) announced today that each company will hold a meeting of its shareholders on July 26, 2007 in order for shareholders to vote on, among other matters, the companies’ proposed combination. The Québec Superior Court has granted today an interim order approving the holding of the special meeting of Abitibi-Consolidated shareholders.

The special meeting of Abitibi-Consolidated shareholders will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montréal, Québec, at 10:00 a.m., Eastern Time on July 26, 2007. Shareholders of record at the close of business on June 20, 2007 will be entitled to receive notice of and vote at the Abitibi-Consolidated meeting.

The annual meeting of Bowater stockholders will be held in the Peachtree Auditorium of the Bank of America Plaza, 600 Peachtree Street N.E., Atlanta, Georgia, at 10:00 a.m., Eastern Time on July 26, 2007. Stockholders of record at the close of business on June 8, 2007 will be entitled to receive notice of and vote at the Bowater meeting.

In connection with the proposed combination of Abitibi-Consolidated and Bowater, Bowater Canada Inc. (TSX: BWX), an exchangeable share Canadian public subsidiary of Bowater, will also hold a special meeting of its shareholders in order to approve certain amendments to Bowater Canada’s articles required to facilitate and implement the combination. The special meeting of Bowater Canada shareholders will be held on July 25, 2007, at Fairmont The Queen Elizabeth Hotel, Salon St-Laurent, 900 Boulevard René-Lévesque West, Montréal, Québec, at 9:30 a.m., Eastern Time. Shareholders of record at the close of business on June 20, 2007 will be entitled to receive notice of and vote at the Bowater Canada meeting.

For Abitibi-Consolidated, the combination requires the affirmative vote of not less than two-thirds of the votes cast at the Abitibi-Consolidated special meeting by holders of Abitibi-Consolidated common shares present or represented by proxy at the special meeting. For Bowater, the combination requires the affirmative vote of a majority of the total voting power of all outstanding shares of Bowater common stock and Bowater special voting stock (representing Bowater Canada exchangeable shares) entitled to vote at the Bowater meeting, voting together as a single class.

The combined company, which will be called AbitibiBowater Inc., will be the 3rd largest publicly traded paper and forest products company in North America and the 8th largest in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood product facilities located mainly in Eastern Canada and the Southeastern U.S. It will also be among the world’s largest recyclers of newspapers and magazines.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills. It also ranks first in Canada in terms of total certified woodlands.

About Bowater Incorporated

Bowater Incorporated is a leading producer of coated and specialty papers and newsprint. In addition, the company sells bleached market pulp and lumber products. Bowater has 12 pulp and paper mills in the United States, Canada and South Korea. In North America, it also operates one converting facility and owns 10 sawmills. Bowater’s operations are supported by approximately 763,000 acres of timberlands owned or leased in the United States and Canada and 28 million acres of timber cutting rights in Canada. Bowater operates six recycling plants and is one of the world’s largest consumers of recycled newspapers and magazines.

Contacts

Investors: Abitibi-Consolidated Francesco Alessi (514) 394-2341 falessi@abitibiconsolidated.com	Investors: Bowater Duane A. Owens (864) 282-9488

Media: Abitibi-Consolidated Denis Leclerc (514) 394-3601 denis_leclerc@abitibiconsolidated.com	Media: Bowater Jim Barron/Dan Gagnier/Kara Findlay Sard Verbinnen & Co (212) 687-8080

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which includes a preliminary proxy statement of Bowater, a preliminary prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the preliminary joint proxy statement/prospectus/management information circular regarding the proposed combination, and the definitive proxy statement/prospectus/management information circular when it becomes available, because it contains or will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 filed with the SEC by Bowater on April 30, 2007 and in the preliminary proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the preliminary registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended on May 8, 2007, May 30, 2007, and June 4, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus/management information circular filed with the SEC and will be contained in the definitive joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.